EXHIBIT 12.1

Computation of Ratio of Debt to Equity

	Year ended December 31,
Dollars in thousands	2009	2008	2007	2006	2005
Debt	$382,522	$462,650	$542,549	$455,137	$400,915
Equity	162,977	174,946	172,423	169,628	166,354
Debt to equity	2.35	2.64	3.15	2.68	2.41